Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Best Food Trucks, Inc.
3409 FAY AVE
CULVER CITY, CA 90232-7435
http://www.bestfoodtrucks.com

Up to $617,998.83 in Class B Common Stock at $3.21
Minimum Target Amount: $14,997.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Best Food Trucks, Inc.
Address: 3409 FAY AVE , CULVER CITY, CA 90232-7435
State of Incorporation: DE
Date Incorporated: October 06, 2016

Terms:

Equity

Offering Minimum: $14,997.12 | 4,672 shares of Class B Common Stock
Offering Maximum: $617,998.83 | 192,523 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $3.21
Minimum Investment Amount (per investor): $446.19

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty

Active mobile vendors on BFT's platform will receive 5% bonus shares + 1 month of no additional Stripe transaction fees

Time-Based Perks

Early Bronze - Invest $500+ (minimum investment) within the first two weeks and receive 5% bonus shares

Early Silver - Invest $1,000+ within the first two weeks and receive 7% bonus shares

Early Gold - Invest $2,500+ within the first two weeks and receive 10% bonus shares

Early Diamond - Invest $5,000+ within the first two weeks and receive 12% bonus shares

Early Platinum - Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks

Bronze - Invest $2500+ and receive invitation to Private Investor Group

Silver - Invest $5,000+ and receive a 1:1 zoom meeting with BFT's CFO (Jared) + 3% bonus shares

Gold - Invest $10,000+ and receive a 1:1 zoom meeting with BFT's CEO (Matt) + 5% bonus shares

Diamond - Invest $25,000+ and receive a 1:1 zoom meeting with BFT's CFO (Jared) and CEO (Matt) + 10% bonus shares

Platinum - Invest $50,000+ and receive face to face meeting / dinner with BFT's CFO and CEO + 15% bonus shares

The 10% StartEngine Owners' Bonus

Best Food Trucks, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.21 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $321. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

**Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Best Food Trucks, Inc. ("BFT") is a C-Corp organized under the laws of the state of Delaware on October 6, 2016., BFT is a SaaS based technology and data company in the mobile vending industry with a Corporate HQ in the state of California that is a . The business model consists of mobile and web-based applications that connect mobile food vendors with their customers. Our services are available across the United States and Canada for individuals, government agencies and the private sector. BFT is becoming a profitable company with a proven technology in a rapidily growing industry. Your investment will help scale BFT's proven marketing and sales playbook and will not be used to develop an economically unproven technology. Your investment is also backing the most experienced team at the confluence of the mobile vending industry and technology sector.

Best Food Trucks (BFT) is a technology and data company that changes the way customers connect with unique culinary experiences by seamlessly linking them with the finest food trucks and mobile vendors across North America. Our state-of-the-art platform empowers mobile vendors to effectively promote their menus, bid on catering events in their respective regions, and effortlessly process contactless mobile orders through our bespoke mobile vending POS system.

As customers explore BFT's virtual marketplace, they gain immediate access to real-time information on operating food trucks, enabling them to effortlessly book them for catered events or experiential marketing ventures. Through our technology, BFT has established itself the ultimate solution in the market, resulting in revenue growth over the past three years.

BFT currently generates revenue through three primary channels, complemented by upcoming revenue streams in development. Firstly, by facilitating street-side and location opportunities for food trucks, BFT charges a nominal 10% fee to the participating trucks. Additionally, when we connect food trucks with more lucrative catering opportunities, a fee ranging from 15% to 20% is applied. Lastly, customers who utilize BFT's user-friendly online ordering platform incur a convenience fee of $1.00 per transaction. Moreover, we are actively working on introducing additional revenue streams, including monthly subscription services that food trucks can subscribe to for access to advanced in-app features. Furthermore, our forthcoming offering of small business lending to food trucks will generate traditional interest revenue, bolstering BFT's business model. We place great importance on ensuring that our revenue sources are thoughtfully structured, aiming to avoid overwhelming financial burdens on our food truck partners. Instead, we perceive them as opportunities for our partners to streamline their marketing and sales operations, thereby maximizing their margins at each location facilitated through BFT.

Competitors and Industry

Competitors

Roaming Hunger, a catering platform, lacks the technological and data-driven approach that drives BFT's business model. Their personnel-heavy setup is coupled with limited expertise in hospitality, food services, and event management. Despite securing an investment from a private equity group, we believe their significant increase in marketing and sales spend will still take them years to develop the technology required to compete with BFT.

Street Food Finder operates exclusively in the catering market and offers unsophisticated technology for matching customers with food trucks. On the other hand, Food Truck Fiesta primarily focuses on the DC area and lacks a national or international footprint.

In contrast, BFT stands out from these competitors through its expansive reach, cutting-edge technology, and comprehensive data resources. BFT's presence extends nationwide, with established roots in international markets, supported by a user-friendly web and mobile interface. By combining our data with our broad geographic coverage, we have created a more cost-effective sales process that drives higher margins for food truck operators not only in catering and drop-off markets but also in traditional street vending locations. Our extensive data also provides valuable industry insights, which we monetize or share with operators to enhance their operational efficiency.

The industry advantage we hold today helps us to predict trends and explore new revenue sources. Additionally, BFT's CEO, Matt Geller, serves as a seminal thought leader in the food truck industry on an international scale. As the head of the National Food Truck Association and CEO of BFT, Geller is sought after by food trucks for advice and frequently approached by the media for insights on recent industry trends. This leadership further solidifies BFT's position at the forefront of the food truck industry.

Industry

The mobile vending industry boasts unparalleled innovation in the realm of culinary experiences, surpassing other segments of the food services sector. Many of the most exciting and trendsetting culinary concepts are now originating from the mobile vending space, surpassing even brick-and-mortar restaurants. A prime example is Roy Choi's Kogi truck in Los Angeles, which was the one of the first to successfully blend Korean and Mexican flavors into a menu that garnered rave reviews from customers. This shift in consumer preferences is evident as more and more people turn to food trucks as their go-to option for meals, outshining traditional restaurants.

As employees gradually return to the workplace following the pandemic, numerous businesses have chosen not to reopen their in-house food service facilities, instead relying exclusively on mobile vendors to provide fresh and gourmet options for their employees.

The growth of compact mobile vending, such as food carts, is surging due to its lower barrier to entry for aspiring food entrepreneurs. Additionally, it offers greater flexibility as these carts can cater to customers in diverse locations that may not be accessible to traditional food trucks confined to roads or parking lots. Hungry individuals can now find food carts popping up in various indoor and outdoor locations where people gather.

Within the BFT community, our data-driven approach has empowered individual food trucks to scale their operations nationally. This has enabled BFT to excel in finding and securing catering events faster than any other platform in the industry. Moreover, our data-driven approach enables location-based marketing, aggregating customers by geographic zones rather than focusing solely on individual vendors. Additionally, our bespoke POS system, currently being rolled out in select regions, provides operators with a tailored approach to managing their financial transactions with customers, enhancing efficiency and customer experience.

https://revolutioncarts.com/pages/hot-from-the-press

https://www.forbes.com/sites/lizzysaxe/2018/12/12/want-to-know-the-future-of-food-trucks-in-2019-read-this-report/?sh=981de58398f8

https://www.foodwellsaid.com/future-of-food-trucks/

Catering $11B

Mobile vending $3B

Small business lending $1.4T

YoY Revenue growth 46.3% in 2022 compared to 2021, with a forecasted growth of 35% in 2023 compared to 2022.

A notable trend in the current landscape is that employers are incentivizing their employees to return to work by subsidizing their meals. Rather than relying on traditional trough-style catering, employers are now turning to BFT's platform to connect with gourmet mobile vendors. This shift allows employers to offer their employees a diverse and high-quality dining experience through the convenience and variety provided by food trucks available on the BFT platform. By embracing this approach, employers can enhance the workplace environment and create a more enjoyable and enticing atmosphere for their employees.

https://www.statista.com/statistics/1174156/caterer-industry-market-size-us/

https://www.ibisworld.com/united-states/market-research-reports/street-vendors-industry/

https://www.biz2x.com/how-large-is-the-small-business-lending-market-in-2022/

Current Stage and Roadmap

Our company is currently in an advanced stage of development, having successfully launched our product or service in the market. We have achieved several significant milestones that demonstrate our progress:

Catering platform launch: We have successfully launched our catering platform, which enables seamless connections between caterers and customers. This platform provides a convenient and efficient way for customers to book catering services while offering caterers a streamlined system to manage and fulfill orders.

Small catering drop off platform launch: In addition to our main catering platform, we have also introduced a specialized small catering drop off platform. This platform caters to the needs of customers looking for smaller catering options, such as office meetings or intimate gatherings. It provides a tailored solution for drop-off catering services, ensuring convenience and high-quality food options.

POS beta in testing: We are currently in the testing phase of our point-of-sale (POS) system, which is designed to enhance the operations and customer experience for our partners. This beta testing allows us to gather valuable feedback and refine the system before its full-scale implementation. We are committed to developing a robust and user-friendly POS system that caters to the specific needs of our partners.

SEO growth and surpassing competitors: Our efforts in search engine optimization (SEO) have been fruitful, resulting in significant growth and surpassing our competitors in online visibility. By strategically optimizing our online presence, we have improved our search engine rankings and increased our website traffic. This achievement demonstrates our commitment to establishing a strong online presence and attracting a larger customer base.

These milestones highlight the progress and development stage of our company. We are actively engaged in refining and expanding our services, leveraging technology, and surpassing our competitors through strategic initiatives such as our catering platform, small catering drop off platform, POS beta testing, and successful SEO growth.

Looking towards the future, we are dedicated to further enhancing our offerings by providing trucks with access to additional services, such as a comprehensive accounting system, as well as small business lending opportunities. As we continue to scale, our plan is to apply BFT's profitable playbook developed in our current mature markets (10 today) to over 50 within the next two years, which can hopefully propel us towards even greater success.

The Team

Officers and Directors

Name: Matthew Byron Geller

Matthew Byron Geller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & Co-Founder
  Dates of Service: October, 2016 - Present
  Responsibilities: Runs the over all business direction of the company. Salary: 96k

- Position: President, Board of Directors
  Dates of Service: May, 2021 - Present
  Responsibilities: Review previous performance and set strategic priority for the company on a quarterly basis.

Other business experience in the past three years:

- Employer: National Food Truck Association
  Title: Founder & President
  Dates of Service: January, 2014 - Present
  Responsibilities: Volunteer work answering questions

Name: Jared Michael Kapela

Jared Michael Kapela's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer & Co-Founder
  Dates of Service: May, 2021 - Present
  Responsibilities: Financial operations, budgeting, sales, marketing, HR. Salary: 78k

- Position: Member, Board of Directors
  Dates of Service: May, 2021 - Present
  Responsibilities: Review previous performance, set strategic direction for the company on a quarterly basis

- Position: Secretary, Board of Directors
  Dates of Service: May, 2021 - Present
  Responsibilities: Set BoD meeting dates, establish agendas, lead meetings, and report minutes.

Other business experience in the past three years:

- Employer: J. Kapela Design & Construction
  Title: President
  Dates of Service: January, 2016 - Present
  Responsibilities: Overseas financial operations and participate in quarterly board meetings to set direction of firm with officers that manage the day to day operations of the firm.

Other business experience in the past three years:

- Employer: nVent
  Title: Commercial Excellence
  Dates of Service: January, 2016 - Present
  Responsibilities: Support corporate initiatives in marketing and sales across global enterprise.

Name: Patrick Kevin Lennon

Patrick Kevin Lennon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operations Officer & Co-Founder
  Dates of Service: May, 2021 - Present
  Responsibilities: Marketing, sales, customer support and overall operations. Salary: 78K

- Position: Member, Board of Directors
  Dates of Service: December, 2022 - Present
  Responsibilities: Review past performance and set strategic direction of the company on a quarterly basis.

Other business experience in the past three years:

- Employer: Revolution Carts
  Title: COO / Partner
  Dates of Service: May, 2021 - Present
  Responsibilities: Sales, advocacy programs, education, marketing, government/municipal relations, accounting, international logistics and overall operations

Other business experience in the past three years:

- Employer: Book My Lot, LLC
  Title: Owner
  Dates of Service: February, 2012 - April, 2021
  Responsibilities: One of the Nations first 3rd party booking platforms for mobile vendors, specializing in permanent daily lunch locations and special event catering. Single member LLC, managed all aspects on the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products

will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Competitive Landscape
While Best Food Trucks (BFT) has positioned itself as a leader in the food truck industry, it faces competition from other platforms like Roaming Hunger, Street Food Finder, and Food Truck Fiesta. These competitors may develop new technologies, expand their reach, or offer more competitive pricing, which could impact BFT's market share and growth prospects.

Dependence on Technology
BFT heavily relies on its state-of-the-art platform and data-driven approach to connect customers with food trucks. Any disruptions, system failures, cybersecurity breaches, or technological limitations could negatively impact BFT's ability to operate effectively, resulting in a loss of customers, reputation damage, or financial losses.

Regulatory and Legal Risks
The food truck industry is subject to various regulations and licensing requirements at the local, state, and federal levels. Changes in regulations, permits, health and safety standards, or zoning restrictions could increase operational costs, limit the expansion into new markets, or lead to legal disputes, negatively affecting BFT's operations and profitability.

Dependence on Food Truck Partners
BFT's revenue streams rely on the participation of food trucks and their willingness to use BFT's platform. If a significant number of food trucks choose to terminate their partnership or switch to competing platforms, it could impact BFT's revenue and growth potential.

Economic Factors
BFT's success is closely tied to the overall economic conditions and consumer spending habits. A downturn in the economy, changes in consumer preferences, or decreased discretionary spending could result in a decline in demand for food trucks and catering services, affecting BFT's revenue and profitability.

Operational Challenges
As BFT aims to expand its services and scale its operations, it may face operational challenges, including managing a large network of food trucks, maintaining quality control, ensuring timely delivery, and providing satisfactory customer service. Difficulties in managing growth could impact customer satisfaction and the overall success of the business.

Dependency on Key Personnel
The leadership and expertise of key personnel, including the CEO, Matt Geller, play a crucial role in BFT's success. The loss of key personnel or their inability to perform their roles effectively could disrupt operations, impact strategic decision-making, and hinder the company's growth trajectory.

Market and Demand Volatility
The food truck industry's growth and demand can be subject to volatility due to changing consumer trends, economic fluctuations, or unforeseen events (such as pandemics or natural disasters). Such market uncertainties could impact BFT's ability to predict and meet customer demand, potentially affecting revenue and growth.

Financial Risks
While BFT has shown profitability and revenue growth, there are inherent financial risks associated with scaling operations

and expanding into new markets. This includes managing cash flow, securing financing for growth initiatives, and effectively monetizing new revenue streams. Failure to address these financial risks could strain BFT's financial resources and hinder its expansion plans.

Reputation and Brand Risk
BFT's reputation and brand image are essential for attracting customers and food truck partners. Negative publicity, customer dissatisfaction, or incidents related to food safety or quality could harm BFT's reputation and result in a loss of trust, impacting customer acquisition and retention.

A successful raise of $250,000 or over will result in immediate dilution to investors in this offering.
if the Company raises $250,000 or more in this offering, shares that Class A Common shares will be issued to Techstars Los Angeles 2017 LLC ("Techstars") pursuant to an anti-dilution right granted to Techstars whereby, in the event of a capital raise of $250,000.00 or more, the Company shall issue to Techstars additional shares of Class A Common Stock to Techstars such that Techstars' ownership percentage of the Company on a fully-diluted basis remains 6%. This would result in immediate dilution. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, SAFE 2017, SAFE 2018, Crowd SAFE through Microventures-Indiegogo, TECHSTARS ACCELERATOR INVESTMENTS LLC Convertible Note, Santa Monica Partners SAFE, and SAFE 2019. As part of the Regulation Crowdfunding raise, the Company will be offering up to 192,523 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 12,500,000 outstanding.

Voting Rights

Holders of shares of Class A Common Stock shall be entitled to one (1) vote per share of Class A Common Stock held thereby on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Except as otherwise required by the DGCL, shares of Class B Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company. There shall be no cumulative voting.

Material Rights

The total amount outstanding includes shares 358,550 to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 967,567 shares to be issued pursuant to stock options issued.

The amount outstanding does not include up to 14,440 shares that may be issued to Techstars Los Angeles 2017 LLC ("Techstars") pursuant to an anti-dilution right granted to Techstars whereby, in the event of a capital raise of $250,000.00 or more, the Company shall issue to Techstars additional shares of Class A Common Stock to Techstars such that Techstars' ownership percentage of the Company on a fully-diluted basis remains 6%. Please see the dilution section for additional information regarding the potential dilution to your investment.

Dividend Rights. Dividends (other than those payable solely in Common Stock or any securities (other than shares of Common Stock) or rights convertible, exercisable, or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock) shall be paid to holders of Class A Common Stock and Class B Common Stock when legally available and as declared by the board of directors of the Company (the "Board of Directors"); such dividends shall be distributed on a pari passu basis to the holders of Common Stock, pro rata based on the number of shares of Common Stock held by each such stockholder. Notwithstanding the foregoing, if a distribution or dividend is paid in the form of Common Stock or rights to acquire Common Stock, then, in respect of such distribution or dividend, holders of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, and holders of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock.

Subdivision or Combination. If the Company in any manner subdivides or combines the outstanding shares of Class A Common Stock, the outstanding shares of Class B Common Stock will be subdivided or combined in the same manner. The Company shall not subdivide or combine the outstanding shares of Class B Common Stock unless a subdivision or combination is made in the same manner with respect to the shares of Class A Common Stock.

Liquidation Rights. In the event of a Liquidation Event, whether voluntary or involuntary, the assets of the Company available for distribution to stockholders shall be distributed on a pari passu basis among the holders of Common Stock, pro rata based on the number of shares of Common Stock held by each such stockholder. For the purposes of this Amended Charter, "Liquidation Event" means a transaction in which the Company (a) sells, conveys, or otherwise disposes of all or substantially all of its assets, property, or business, (b) merges with or into or consolidates with any other entity (other than a wholly-owned subsidiary of the Company), or (c) effectuates a liquidation, dissolution, or winding up of the Company pursuant to the applicable provisions of Section 275 of the DGCL; provided, however, that none of the following will be considered a Liquidation Event: (i) a merger effected exclusively for the purpose of changing the Company's domicile, (ii) a bona fide equity financing in which the Company is the surviving corporation, or (iii) a transaction in which the stockholders of the Company immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction.

Class B Common Stock

The amount of security authorized is 240,654 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividend Rights. Dividends (other than those payable solely in Common Stock or any securities (other than shares of Common Stock) or rights convertible, exercisable, or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock) shall be paid to holders of Class A Common Stock and Class B Common Stock when legally available and as declared by the board of directors of the Company (the "Board of Directors"); such dividends shall be distributed on a pari passu basis to the holders of Common Stock, pro rata based on the number of shares of Common Stock held by each such stockholder. Notwithstanding the foregoing, if a distribution or dividend is paid in the form of Common Stock or rights to acquire Common Stock, then, in respect of such distribution or dividend, holders of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, and holders of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock.

Subdivision or Combination. If the Company in any manner subdivides or combines the outstanding shares of Class A Common Stock, the outstanding shares of Class B Common Stock will be subdivided or combined in the same manner. The Company shall not subdivide or combine the outstanding shares of Class B Common Stock unless a subdivision or combination is made in the same manner with respect to the shares of Class A Common Stock.

Liquidation Rights. In the event of a Liquidation Event, whether voluntary or involuntary, the assets of the Company available for distribution to stockholders shall be distributed on a pari passu basis among the holders of Common Stock, pro rata based on the number of shares of Common Stock held by each such stockholder. For the purposes of this Amended Charter, "Liquidation Event" means a transaction in which the Company (a) sells, conveys, or otherwise disposes of all or substantially all of its assets, property, or business, (b) merges with or into or consolidates with any other entity (other than a wholly-owned subsidiary of the Company), or (c) effectuates a liquidation, dissolution, or winding up of the Company pursuant to the applicable provisions of Section 275 of the DGCL; provided, however, that none of the following will be considered a Liquidation Event: (i) a merger effected exclusively for the purpose of changing the Company's domicile, (ii) a bona fide equity financing in which the Company is the surviving corporation, or (iii) a transaction in which the stockholders of the Company immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction.

SAFE 2017

The security will convert into Preferred stock and the terms of the SAFE 2017 are outlined below:

Amount outstanding: $20,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $2,500,000.00
Conversion Trigger: If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Material Rights

There are no material rights associated with SAFE 2017.

SAFE 2018

The security will convert into If there is an equity financing before the expiration or termination of this instrument, the company will automatically issue to the investor either: (1) a number of shares of standard preferred stock equal to the purchase amount divided by the price per share of the standard preferred stock, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of safe preferred stock equal to the purchase amount divided by the safe price, if the pre-money valuation is greater than the valuation cap. if there is a liquidity event before the expiration or termination of this instrument, the investor will, at its option, either a) receive a cash payment equal to the purchase amount (subject to the following paragraph) or b) automatically receive from the company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. if there is a dissolution event before this instrument expires or terminates, the company will pay an amount equal to the purchase amount due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. the safe will expire upon either the issuance of stock to the investor pursuant to above or payment. since the safes are potentially settleable in cash, the company has decided to classify them as a liability. and the terms of the SAFE 2018 are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: Preferred Stock

Material Rights

There are no material rights associated with SAFE 2018.

Crowd SAFE through Microventures-Indiegogo

The security will convert into Preferred stock and the terms of the Crowd SAFE through Microventures-Indiegogo are outlined below:

Amount outstanding: $34,230.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

Material Rights

There are no material rights associated with Crowd SAFE through Microventures-Indiegogo.

TECHSTARS ACCELERATOR INVESTMENTS LLC Convertible Note

The security will convert into Common and the terms of the TECHSTARS ACCELERATOR INVESTMENTS LLC Convertible Note are outlined below:

Amount outstanding: $146,712.00
Maturity Date: July 20, 2020
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: In the event that the Company issues and sells shares of its capital stock to investors (the "Investors") on or before the date of the repayment in full of this Note in an arms-length equity financing resulting in gross proceeds to the Company of at least $250,000 (excluding the conversion of this Note or convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such shares sold in the Qualified Financing at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares by the Investors, or (ii) the price (the "Cap Conversion Price") equal to the quotient of $3,000,000 divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a fully diluted basis (assuming conversion of all convertible securities and exercise of all outstanding options, warrants, phantom stock, stock appreciation rights, and other rights to acquire capital stock of the Company, including any shares reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding shares issuable upon the conversion of the Note(s) or any other current or future convertible debt or equity instruments issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of shares pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to shares sold in the Qualified Financing. At the option of the Holder, the Holder will receive all of the benefits afforded to other Investors acquiring the same number of shares in the Qualified Financing.

Material Rights

There are no material rights associated with TECHSTARS ACCELERATOR INVESTMENTS LLC Convertible Note.

Santa Monica Partners SAFE

The security will convert into Common stock and the terms of the Santa Monica Partners SAFE are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

Material Rights

There are no material rights associated with Santa Monica Partners SAFE.

SAFE 2019

The security will convert into Common stock and the terms of the SAFE 2019 are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

Material Rights

There are no material rights associated with SAFE 2019.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. Specifically, if the Company raises $250,000 or more in this offering, shares that Class A Common shares will be issued to Techstars Los Angeles 2017 LLC ("Techstars") pursuant to an anti-dilution right granted to Techstars whereby, in the event of a capital raise of $250,000.00 or more, the Company shall issue to Techstars additional shares of Class A Common Stock to Techstars such that Techstars' ownership percentage of the Company on a fully-diluted basis remains 6%. This would result in immediate dilution.

In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of

shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company issues more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Additionally, the Company has other convertible securities that may convert to stock of the corporation in the future. This would cause further dilution to the investor. Please see the Company Securities for additional information regarding the potential conversion of the Company's outstanding convertible securities.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2021 was $6,893,824 compared to $10,083,996 in fiscal year 2022. This 46% increase in revenue growth was driven largely from expanding marketing share with existing products and the launch of BFT's catering portal in 2022.

Cost of sales

Cost of Sales for fiscal year 2021 was $5,909,530 compared to $8,932,081 in fiscal year 2022. The percentage of cost of sales to revenue decreased in 2022 because of promotional activities designed to get more mobile operators on the platform in 2022 as it expanded nationally.

Gross margins

Gross margins for fiscal year 2021 were $984,294 compared to $1,151,915 in fiscal year 2022. The % of gross margins to revenue was higher in 2021 because BFT is increasing the payouts (e.g. COGS) to our mobile vendors in 2022 and 2023 to gain market share from our biggest competitor. At some point in late 2023 or 2024, payouts to mobile vendors will normalize to market rates so COGS as a percentage of revenue decreases.

Expenses

Expenses for fiscal year 2021 were $930,677 compared to $1,327,187 in fiscal year 2022.

Expeneses increased in 2022 to support new product development investments and to grow marketing, sales and customer services functions.

Historical results and cash flows:

The Company is currently in the growth and scale stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the company's existing products are launched, generating revnue and growing market share. Past cash was primarily generated through sales of the company's products and services. Our goal is to continue growing revenue YoY at a 25-40% growth rate while reducing the cost of sales growth rate.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2023, the Company has capital resources available in the form of accounts receiveable in the amount of $775,000 / month, and $118,218 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign to maintain the continuity of the business in perpetuity.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company as documented with a financial review that does not include any "going concern" clauses. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 25+ years. As a revenue generating and profitable company, there is no burn rate. The captial from this campaign will be used to scale the company's proven marketing and sales playbook.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 25+ years. As a revenue generating and profitable company, there is no burn rate. The captial from this campaign will be used to scale the company's proven marketing and sales playbook.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Promissory Notes & Loans
  Amount Owed: $137,574.00
  Interest Rate: 3.75%
  Maturity Date: May 15, 2050

- Creditor: Stripe Loan Agreement
  Amount Owed: $51,908.00
  Interest Rate: 0.0%
  Maturity Date: March 20, 2024

- Creditor: SAFE 2017
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- Creditor: SAFE 2018
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- Creditor: SAFE 2019
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- Creditor: Crowd SAFE through Microventures-Indiegogo
  Amount Owed: $34,230.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an

amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- Creditor: Convertible Note -TECHSTARS ACCELERATOR INVESTMENTS LLC
  Amount Owed: $146,712.00
  Interest Rate: 5.0%
  Maturity Date: July 20, 2024
  The convertible notes are convertible into common shares and preferred stock at a conversion price. The conversion price is equal to the lesser of (i) 80% of the price paid per share for such shares by the Investors, or (ii) the price (the "Cap Conversion Price") equal to the quotient of $3,000,000 divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a fully diluted basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- Creditor: Lease Agreement
  Amount Owed: $26,222.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2024
  On January 01, 2022, the Company entered into a lease agreement mostly for certain business premises located at 3409 Fay Ave, Los Angeles, California. The rent expires on December 31, 2024. Our lease agreement does not contain any material residual value guarantees or material restrictive covenants.

- Creditor: Santa Monica Partners SAFE
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

Related Party Transactions

- Name of Entity: J. Kapela Design and Construction
  Names of 20% owners: Jared Kapela
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During 2022, the Company, J. Kapela Design and Construction (owned by one of the shareholders of Best Food Trucks Inc.) provided daily accounting and financial services in the amount of $24,086 to the Company.
  Material Terms: There are no other material terms.

Valuation

Pre-Money Valuation: $40,125,000.00

Valuation Details:

This pre-money valuation was calculated internally by the company without the use of any formal independent third party evaluation

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The Company has no warrants outstanding. In making this calculation, we have assumed:

(i) all outstanding options are exercised;

(ii) any shares reserved for issuance under a stock plan are issued.

The amount outstanding does not include up to 14,440 shares that may be issued to Techstars Los Angeles 2017 LLC ("Techstars") pursuant to an anti-dilution right granted to Techstars whereby, in the event of a capital raise of $250,000.00 or more, the Company shall issue to Techstars additional shares of Class A Common Stock to Techstars such that Techstars' ownership percentage of the Company on a fully-diluted basis remains 6%. Please see the dilution section for additional information regarding the potential dilution to your investment.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $275,942 in Convertible Securities outstanding. Please refer to the Company Securities and the dilution section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Best Food Trucks' pre-money valuation of $40,125,000.00 was calculated using the conservative VC Method. Compared to a Discounted Cash Flow valuation method that resulted in a much higher valuation, BFT's management felt the VC Method more accurately reflects the risk and return that a StartEngine investor can expect at this stage of the company. There are no comparable publicly traded companies in BFT's industry today to rely on any defensible comps-based valuation method.

Furthermore, the assumptions underlying BFT's VC Method valuation are conservative (i.e. further discounted from historical trends). Revenue between 2021 and 2022 increased by 46.3%. With over 6 months of revenue in 2023 now on the books, we are still using a 46.3% growth rate even though we are forecasting more than that. Then moving into 2024-2028, our revenue growth rate is reduced to 37% YoY.

Costs of goods sold and gross margin are a major focus of management in the second half of 2023 and moving into 2024. In an effort to gain market share from competitors in our newly launched catering vertical, we have been incentivizing our mobile vendors with higher payouts to drive loyalty toward our platform from competitors. As our market share increases, we will begin to bring those payouts closer to the market rate so our costs of goods sold decreases, thereby increasing our Gross Profit over time.

Many of our expenses below gross profit on the income statement are static, while others are variable based on revenue.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.12 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fee
  94.5%
  StartEngine Premium Fee

If we raise the over allotment amount of $617,998.83, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  49.5%
  Expand marketing for the business and the StartEngine raise

- Operations
  15.0%
  Runway for new inside sales team before generating 5-10X on employment costs

- Research & Development

27.6%
Develop new products and enhance existing

- StartEngine Service fee
2.4%
StartEngine Service fee

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.bestfoodtrucks.com (http://www.bestfoodtrucks.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bestfoodtrucks

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Best Food Trucks, Inc.

[See attached]

BEST FOOD TRUCKS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Best Food Trucks, Inc.
Culver City, California

We have reviewed the accompanying financial statements of Best Food Trucks, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

June 15, 2023
Los Angeles, California

BEST FOOD TRUCKS INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 33,800	$ 160,854
Total Current Assets	**33,800**	**160,854**
Right-of-Use Asset	26,222	-
Deferred Tax Aseets	63,104	14,265
Total Assets	**$ 123,126**	**$ 175,119**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 5,892	$ 1,238
Current Portion of Loans and Notes	7,955	289
Convertible Note	120,000	120,000
Accrued Interest on Convertible Note	26,712	20,712
Total Current Liabilities	**160,559**	**142,239**
Promissory Notes and Loans	169,153	150,858
Simple Agreement for Future Equity (SAFEs)	139,999	139,999
Lease Liability	26,222	-
Total Liabilities	**495,933**	**433,096**
STOCKHOLDERS EQUITY		
Common Stock	109	109
Additional Paid in Capital	6,445	6,445
Retained Earnings/(Accumulated Deficit)	(379,361)	(264,531)
Total Stockholders' Equity	**(372,807)**	**(257,977)**
Total Liabilities and Stockholders' Equity	**$ 123,126**	**$ 175,119**

See accompanying notes to financial statements.

BEST FOOD TRUCKS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 10,083,996	$ 6,893,824
Cost of Goods Sold	8,932,081	5,909,530
Gross profit	1,151,915	984,294
Operating expenses		
General and Administrative	1,186,183	855,345
Sales and Marketing	136,690	75,711
Total operating expenses	1,322,873	931,056
Operating Income/(Loss)	(170,958)	53,238
Interest Expense	12,874	6,000
Other Loss/(Income)	(20,163)	-
Income/(Loss) before provision for income taxes	(163,669)	47,238
Provision/(Benefit) for income taxes	(48,839)	3,055
Net Income/(Net Loss)	**$ (114,830)**	**$ 44,183**

See accompanying notes to financial statements.

BEST FOOD TRUCKS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	10,938,298	**$ 109**	**$ 6,065**	**$ (308,714)**	**$ (302,540)**
Share-Based Compensation			380		380
Net income/(loss)				44,183	44,183
Balance—December 31, 2021	10,938,298	109	6,445	$ (264,531)	**$ (257,977)**
Issuance of Stock	-	-	-		-
Net income/(loss)				(114,830)	(114,830)
Balance—December 31, 2022	**10,938,298**	**$ 109**	**$ 6,445**	**$ (379,361)**	**$ (372,807)**

See accompanying notes to financial statements.

BEST FOOD TRUCKS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(114,830)	$	44,183
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		-		380
Changes in operating assets and liabilities:				
Credit Cards		4,654		1,171
Accrued Interest on Convertible Note		6,000		6,000
Deferred Tax Aseets		(48,839)		3,055
Net cash provided/(used) by operating activities		**(153,015)**		**54,789**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		25,961		24,046
Net cash provided/(used) by financing activities		**25,961**		**24,046**
Change in Cash		(127,054)		78,835
Cash—beginning of year		160,854		82,019
Cash—end of year	**$**	**33,800**	**$**	**160,854**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	12,874	$	6,000
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Best Food Trucks Inc. was incorporated on October 6, 2016 in the state of Delaware. The financial statements of Best Food Trucks, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Culver City, California.

Best Food Trucks Inc. (BFT) is a data-driven mobile vending marketplace that has optimized its SaaS technology platform to disrupt multiple addressable markets that are defining the future of food in a post-brick-and-mortar and post-Covid world. BFT is a market maker for stakeholders across the mobile vending value chain. Current products for mobile vending market connect food trucks to customers - whether direct or through our catering portal - while promoting 100% contactless ordering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Best Food Trucks Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Best Food Trucks, Inc. (BFT) is a market maker between mobile vendors and their customers. Our mobile app and catering platform generate revenue via the following mechanisms:

- Mobile vendor booking fees
- Customer convenience fees
- POS subscriptions
- Catering and event margins
-

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $136,690 and $75,711, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 15, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 36,602	$ 36,602	$ 36,602
Liabilities				
Current portion of lease obligat	-	11,372	11,372	$ 11,372
Lease obligation	-	25,230	25,230	$ 25,230
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	-	-	$ -
Total	$ -	$ -	$ -	$ -

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 10,938,298 shares have been issued and are outstanding.

4. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	1,050,000	$ 0.01	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2021	1,050,000	$ 0.01	6.85
Granted	-	$ 0.01	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2022	1,050,000	$ 0.01	5.85

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2022 and 2021 was $0 and $380, respectively.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Fixed Fee	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
SBA Loan	$ 125,200	3.75%		5/13/2020	5/13/2050	$ 4,695	$ 12,374	$ 7,332	$ 117,868	$ 137,574	$ 4,695	$ 7,679		$ 127,100	$ 134,779
Stripe Loan Agreement	$ 70,000		$ 9,800	9/20/2022	3/20/2024	$ -	$ -	$ 623	$ 51,285	$ 51,908	$ -	$ -	$ 289	$ 23,758	$ 24,046
Total						$ 4,695	$ 12,374	$ 7,955	$ 169,153	$ 189,482	$ 4,695	$ 7,679	$ 289	$ 150,858	$ 158,826

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	7,955
2024		58,617
2025		7,332
2026		7,332
2027		7,332
Thereafter		88,540
Total	**$**	**177,108**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)		Principal Amount	Borrowing Period		Valuation Cap	Discount	As of Year Ended December 31, 2022		2021
SAFE 2017	$	20,000	Fiscal Year 2017	$	2,500,000	N/A	$	20,000	$ 20,000
SAFE 2018	$	25,000	Fiscal Year 2018	$	2,500,000	N/A	$	25,000	$ 25,000
SAFE 2019	$	50,000	Fiscal Year 2019	$	6,000,000	N/A	$	50,000	$ 50,000
CROWD SAFE	$	34,230	Fiscal Year 2017	$	2,500,000	N/A	$	34,230	$ 34,230
Fair Value adjustment							$	10,769	$ 10,769
Total SAFE(s)	**$**	**129,230**					**$**	**139,999**	**$ 139,999**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2021 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note -TECHSTARS ACCELERATOR INVESTMENTS LLC	$ 120,000	5.00%	07/20/2018	07/20/2020	6,000	26,712	120,000	-	146,712	6,000	20,712	120,000	$ -	140,712
Total					$ 6,000	$ 26,712	$ 120,000	$ -	$ 146,712	$ 6,000	$ 20,712	$ 120,000	$ -	$ 140,712

The convertible notes are convertible into common shares and preferred stock at a conversion price. The conversion price is equal to the lesser of (i) 80% of the price paid per share for such shares by the Investors, or (ii) the price (the "Cap Conversion Price") equal to the quotient of $3,000,000 divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a fully diluted basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Lease

On January 01, 2022, the Company entered into a lease agreement mostly for certain business premises located at 3409 Fay Ave, Los Angeles, California. The rent expires on December 31, 2024. Our lease agreement does not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

		December 31, 2022
Lease liability		
Beginning balance	$	36,602
Additions	$	-
Lease payments		(10,380)
Balance at end of period	$	26,222

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	12,459
2024		13,763
2025		-
2026		-
2027		
Thereafter		-
Total	**$**	**26,222**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(48,839)	$	3,055
Valuation Allowance		-		-
Net Provision for income tax	$	(48,839)	$	3,055

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(63,104)	$	(14,265)
Valuation Allowance		-		-
Total Deferred Tax Asset	$	63,104	$	14,265

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. Based on this evaluation, the Company has determined that it is more likely than the Company will recognize the benefits of the federal and state net deferred tax assets. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $211,474, and the Company had state net operating loss ("NOL") carryforwards of approximately $211,474. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

During 2022, the Company, J. Kapela Design and Construction (owned by one of the shareholders of Best Food Trucks Inc.) charged for its services in the amount of $24,086 to the Company. The entire amount has been recorded in the Profit and Loss statement of Best Food Trucks Inc.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through June 15, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF BEST FOOD TRUCKS

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Best Food Trucks is a data analytics company that utilizes SaaS technology to empower mobile food entrepreneurs, currently serving 2,400+ vendors and 200K+ happy customer...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SaaS Technology
To Empower
Mobile Food
Entrepreneurs
BFT

$0 Raised

Invest Now
$3.21 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$446.19	$40.13M

REASONS TO INVEST

- Renowned companies such as Amazon, Apple, Boeing, Cushman & Wakefield, Pfizer and many more have utilized BFT for their onsite catering and mobile vending needs, speaking volumes about our quality services.
- With $10.1M in sales for 2022, (a 46.3% increase from 2021), we believe Best Food Trucks is positioned to capture a significant share of the $10.6B catering market and the $2.8B mobile vending market.
- CEO & Co-Founder Matt Geller (also the President & Founder of the National Food Truck Association) utilized his expertise to establish Best Food Trucks, growing the company with 2,500+ locations, 2,400+ vendors, and 200,000+ customers.

THE PITCH

Access The Best Food Trucks, Anytime, Anywhere

Best Food Trucks (BFT), delivers exclusive culinary adventures right to your fingertips! Our consumer app seamlessly connects users to the finest food trucks and food carts across the US, while our vendor app allows mobile vending entrepreneurs to effortlessly showcase their menus, bid on catering events, and process contactless mobile orders. In addition, we are revolutionizing corporate catering by offering made-to-order meals that not only curb waste, but also provide employees with fresh, personalized dining options. With an increase in sales in 2022, a presence in 2,500+ locations, collaboration with 2,400+ vendors, and a satisfied customer base exceeding 200K, BFT is ready to continue growing and expanding our virtual marketplace.


Connecting
Food Trucks
+ Customers
$10.1M in sales
2,400+ vendors
200K+ customers
Hungry Belly
Pickles & Peas

Originating in Los Angeles and later expanding nationwide, Matt spearheaded efforts to challenge and transform local city councils to effect positive changes in zoning and permitting regulations, providing mobile vendors with a safe and legal means of operation. Soon after, Matt founded the National Food Truck Association to formalize his advocacy for mobile vendors nationwide, and quickly became a recognized and respected figure across the industry.

BFT emerged as a result of Matt and his Co-Founders, Jared Kapela and Patrick Lennon, recognizing the vast business opportunities generated through their advocacy efforts and desire to support small business owners. Today, BFT's core purpose is to streamline the marketing, sales, and operations of individual food trucks, scaling this expertise on our industry-leading platform to benefit the entire mobile vending industry. As a result, when BFT succeeds, all our operating partners thrive.


BFT named one of
LA's 50 Hottest Startups
by dot.LA and PitchBook

THE PROBLEM & OUR SOLUTION

BFT is Battling the Mobile Food Dilemma, One Truck at a Time

Best Food Trucks connects food trucks with their hungry customers; benefiting vendors and consumers alike. In today's fast-paced world, finding the perfect food truck can be challenging. That's why BFT's virtual marketplace offers a user-friendly web and mobile interface, where customers can easily locate the food trucks they desire for any event— be it catering, online ordering, events, or experiential marketing. We facilitate direct engagement between customers and food trucks, allowing for seamless financial transactions, inquiries, ratings, and more exciting features to come.


BFT makes it easy to
order food or hire a food truck

But what distinguished BFT from the competition? Our cutting-edge technology and comprehensive data resources creates a cost-effective sales process that drives higher margins for food truck operators, while providing valuable industry insights that help operators enhance their efficiency. We also have the largest network of food trucks that are continually vetted through both food and service ratings— extending our nationwide reach and ensuring that we always have a dedicated customer service representative monitoring every shift.


Online Orders
Order ahead, pre-order, browse menus & schedules, get notified when food is ready
SMS Ratings
Rate food in app or by SMS, which helps determine which food trucks come back
Live Support
SMS-based live support provides near-instant response for customer questions
Referral Incentive
Embedded referral links in email menus + instant SMS notification when a colleague places first order

THE MARKET & OUR TRACTION

A $14B Market Ready For Innovation*

*Source, Source

The mobile vending industry stands at the vanguard of culinary innovation, surpassing traditional brick-and-mortar restaurants in delivering exciting and trendsetting culinary experiences. Where catering represents a $10.6B market and mobile vending an additional $2.8B market, BFT aims to address the growing market demand for mobile vendors as consumers increasingly choose food trucks as their go-to option for meals. Our platform brings meals directly to where people live, work, and play, redefining the dining experience while making it more convenient and accessible. (Source | Source)



So Far in 2023
We've Been Profitable
$4.7M
Total Sales Q1-Q2
$842K
Gross Profit Q1-Q2
$104K
Net Income Q1-Q2
Locations Nearby
LACMA
Beverly Hills Beat Lot
Solair Wilshire

Our data-driven approach enables location-based marketing, empowering food trucks to scale. With our bespoke POS system, operators can efficiently manage their financial transactions, enhancing both operational efficiency and customer experience. BFT has democratized the food industry, enabling aspiring entrepreneurs to enter with an investment as low as $50,000 - $75,000, thereby opening pathways for small business ownership. Our dedication to growth is evident as we seize the trend of employers subsidizing employee meals, connecting employers with gourmet mobile vendors to offer diverse and high-quality dining experiences that enhance the workplace environment. Notably, our contactless ordering technology proved resilient during the pandemic, contributing to industry survival in 2020 and 2022, solidifying our reputation as an adaptable industry leader.



Market Share & Growth Strategy
BFT achieved $10.1M in 2022 sales in just 8 mature "markets"
+ There are 42 additional cities that meet our demographic criteria for new target markets.

WHY INVEST

Experience The Taste Of Fresh, Gourmet Food

Guided by CEO Matt Geller's unwavering commitment to small business entrepreneurs, coupled with his esteemed position as the Founder and President of the National Food Truck Association, we believe BFT is well-positioned for strong growth and a healthy return on your investment. In addition to an ambitious and experienced team, BFT has been recognized as 1 of 10 out of a thousand selected for Techstars, named one of the 50 hottest start-ups in LA by dot.LA, and has partnered with notable companies like Amazon, Apple, and Pfizer. BFT's revenue growth of 43% from 2021-2022, $10M in annual sales in 2022, 2,500 vendors and 200k+ delighted customers position us to monetize on a $13.6B catering and mobile vending markets. Join us in investing in BFT and embark on a delectable journey that transcends borders!


We Are
Revolutionizing
The Food Truck
Experience
922 cities 36 states
5,400 food trucks
200K+ customers
Cousins Maine Lobster
Connecticut Roll
$16.75
Lobster Tacos (3)
$15
Maine Roll
$16.75
Lobster Bisque Cup
$7

Invest today and relish the taste of success!

ABOUT

HEADQUARTERS
3409 FAY AVE
CULVER CITY, CA 90232-7435

WEBSITE
View Site

Best Food Trucks is a data analytics company that utilizes SaaS technology to empower mobile food entrepreneurs, currently serving 2,400+ vendors and 200K+ happy customers with our online and mobile apps, with an annual revenue of 10+M in sales.

TEAM



Matthew Geller
Chief Executive Officer, Co-Founder, President and Board Member

Matt is the leading authority in the mobile vending industry. As the Founder and President of the National Food Truck Association, and now Founder and CEO of BFT, he is the go-to expert for small business owners, local governments, and the media seeking insights into our industry. In his role as CEO at BFT, Matt oversees the company's overall activities, with a primary focus on technology development, nurturing relationships with our vending partners, and driving growth through marketing and sales initiatives. His unwavering passion lies in supporting our vendor partners – championing their cause through legal advocacy, and delivering innovative technology solutions to the industry via Best Food Trucks. Matt is based in BFT's LA office.



Jared Kapela
Chief Financial Officer, Co-Founder, Secretary and Board Member

Jared brings over 15 years of diverse experience to BFT, having successfully overseen sales, marketing, finance, and HR operations for both established global firms and startups alike. His expertise extends beyond the food tech industry, encompassing the energy, construction, and manufacturing sectors. As CFO, Jared plays a pivotal role in managing BFT's financial operations while offering strategic guidance on the company's marketing and sales strategies. Jared's current passion lies in exploring new avenues to monetize the extensive amount of proprietary data BFT's platform generates. In addition, he was vital in building BFT's HR functions. Jared is based in BFT's Cleveland office.



Patrick Lennon
Chief Operating Officer, Co-Founder, Board Member

Patrick brings a wealth of experience to BFT, with more than two decades in the restaurant industry and a track record of founding and existing startups. His tenure in the restaurant and hospitality sector instilled the core values of exceptional customer service, community engagement, and adept conflict resolution. In 2013, recognizing a gap in ethical mobile vending coordination, Patrick founded Book My Lot, LLC, with the goal of bridging the priorities of vendors, property owners, and city officials. This company aimed to alleviate congestion, reach underserved areas, boost customer satisfaction, and provide exemplary service. Book My Lot became part of BFT in 2022, where Patrick now leads our sales and customer service departments, driving growth in new areas like catering and ensuring best-in-class 24/7 support for our vendors and their customers. Patrick is based in BFT's LA office.

TERMS

Best Food Trucks

Overview

PRICE PER SHARE
$3.21

VALUATION
$40.13M

DEADLINE
Dec 14, 2023

FUNDING GOAL
$15k - $618k

Breakdown

MIN INVESTMENT
$446.19

OFFERING TYPE
Equity

MAX INVESTMENT
$617,998.83

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
4,672

MAX NUMBER OF SHARES OFFERED
192,523

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty

Active mobile vendors on BFT's platform will receive 5% bonus shares + 1 month of no additional Stripe transaction fees

Time-Based Perks

Early Bronze - Invest $500+ (minimum investment) within the first two weeks and receive 5% bonus shares

Early Silver - Invest $1,000+ within the first two weeks and receive 7% bonus shares

Early Gold - Invest $2,500+ within the first two weeks and receive 10% bonus shares

Early Diamond - Invest $5,000+ within the first two weeks and receive 12% bonus shares

Early Platinum - Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks

Bronze - Invest $2500+ and receive invitation to Private Investor Group

Silver - Invest $5,000+ and receive a 1:1 zoom meeting with BFT's CFO (Jared) + 3% bonus shares

Gold - Invest $10,000+ and receive a 1:1 zoom meeting with BFT's CEO (Matt) + 5% bonus shares

Diamond - Invest $25,000+ and receive a 1:1 zoom meeting with BFT's CFO (Jared) and CEO (Matt) + 10% bonus shares

Platinum - Invest $50,000+ and receive face to face meeting / dinner with BFT's CFO and CEO + 15% bonus shares

The 10% StartEngine Owners' Bonus

Best Food Trucks, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.21 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $321. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

***Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS

The New York Times
Blaring the Horn for Food Trucks

View Article

The New York Times
Receptions on Wheels: the Food Trucks Roll In

View Article

dot.LA
LA's 50 Hottest Startups

View Article

National Public Radio
Will food trucks return to urban offices?

View Article

National Public Radio
Why well-connected suburbs are suddenly the best place to run a food truck

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Best Food Trucks.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

INTRO SCRIPT (MATT)

"I'm Matt Geller, founder and CEO of Best Food Trucks. I've been advocating for food trucks globally for over 15 years.

After graduating UCLA law school, I founded the first gourmet food truck association. We expanded rights and business opportunities for mobile vendors in over 30 jurisdictions in Southern California alone.

Following our success in Southern California I founded the National Food Truck Association. Our union of 20 regional associations worked together to remove restrictive laws and open markets.

With more food trucks free to vend I set my sights on creating lucrative, reliable business opportunities by connecting vendors with customers through online ordering, catering opportunities and corporate campus scheduling.

Out of that need Best Food Trucks was born.

VO SCRIPT

[Background Music Playing]

Scene 1: (Zoom in on a bustling city street filled with colorful, diverse food trucks.)

Narrator (Voiceover): "In a world of flavors and cultures, we're all united by one thing - our love for great food. And where do you find this melting pot of cuisines? Right here, on the streets and sidewalks, served from the heart of vibrant food trucks and carts."

Scene 2: (Show a montage of people enjoying food at different trucks and Revolution Carts – Dodgers and Tamale event?.)

Narrator (Voiceover): "At Best Food Trucks, we've created the largest food truck and food cart booking and ordering platform in the nation. Our mission is to connect these dynamic, diverse mobile kitchens with you, the adventurous food lover."

Scene 3: (Show the Best Food Trucks website and app interface.)

Narrator (Voiceover): "From location management and food truck catering, to our exclusive order-ahead technology and industry specific POS system, we take care of the logistics, so all you need to focus on is savoring that delicious bite."

Scene 4: (Show charts displaying Best Food Trucks growth, and food trucks serving at various locations.)

Narrator (Voiceover): "We're proud to say, in the last year alone, Best Food Trucks has seen a remarkable 46% growth rate in revenue between 2021 and 2022. Every day, more food trucks and foodies join our platform, transforming event spaces and everyday city corners into culinary hotspots.

Scene 5: (Show smiling faces of people around the food trucks. [If what JMK added below stays in the script, we might also move the animation of a chart of runaway / hockey stick revenue growth from Scene 4 to this Scene during the narration of the last sentence])

Narrator (Voiceover): "But to keep up with this incredible demand and to expand our services further, we need your help. Best Food Truck's technology platform has been successfully launched and is rapidly gaining market share. We are continuously developing new revenue-generating product features to further enhance our offerings. Our marketing and sales playbook has played a significant role in the company's profitability. As an investor, you can be assured that your investment is not funding the development runway for an unproven new product; but rather, fueling the rapid expansion of a proven and profitable business model."

Scene 6: (Show footage of potential expansion plans, more trucks, more cities.)

Narrator (Voiceover): "Imagine a world where your favorite food truck is always just a few taps away, wherever you are, whatever you crave. To make this vision a reality, we are inviting you to invest in Best Food Trucks."

Scene 7: (Show people investing via their laptops and smartphones, with an image of a successful crowd funding campaign.)

Narrator (Voiceover): "Together, we can fuel this delicious revolution, bringing more food, an increased diversity of vendors, and more smiles to streets and sidewalks everywhere. Your investment can help us reach every foodie, in every city, turning every meal into a celebration."

Scene 8: (End with the logo of Best Food Trucks, website, and a call to action.)

Narrator (Voiceover): "Best Food Trucks - uniting communities, one bite at a time. Visit bestfoodtrucks.com and invest today. Become part of the Best Food Trucks journey in an ever changing culinary landscape. Let's spice up the world together!"

End of Video

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BEST FOOD TRUCKS, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF AUGUST, A.D. 2023, AT 11:03 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6174114 8100
SR# 20233378618

Authentication: 204066594
Date: 08-30-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:03 AM 08/30/2023
FILED 11:03 AM 08/30/2023
SR 20233378618 - File Number 6174114

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BEST FOOD TRUCKS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Best Food Trucks, Inc. (the "**Company**"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Best Food Trucks, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 6, 2016 by filing its original Certificate of Incorporation with the Secretary of State of the State of Delaware (the "**Original Certificate**").

2. That on May 23, 2018, this corporation amended its Original Certificate by filing a Certificate of Amendment to the Original Certificate with the Secretary of State of the State of Delaware (the "**Amended Certificate**").

3. The text of the Company's Amended Certificate is amended and restated to read as set forth on Exhibit A attached hereto.

4. This Amended and Restated Certificate of Incorporation has been duly adopted by the Company's board of directors and by the Company's stockholders in accordance with the applicable provisions of the General Corporation Law, including Sections 228, 242 and 245 thereof.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 30th day of August, 2023.

By: [signature]
Matthew Geller, President

<u>Exhibit A</u>

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BEST FOOD TRUCKS, INC.

ARTICLE I

The name of the corporation is Best Food Trucks, Inc. (the "**Company**").

ARTICLE II

The address of the Company's registered office in the State of Delaware is 651 N. Broad Street, Suite 201, Middletown, DE 19709, County of New Castle. The name of its registered agent at such address is Legalinc Corporate Services Inc.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

A. Authorized Shares. The Company is authorized to issue 15,240,654 shares of capital stock, consisting of (i) 15,000,000 shares of Class A Common Stock, par value of $0.00001 per share (the "**Class A Common Stock**"), and (ii) 240,654 shares of Class B Common Stock, par value of $0.00001 per share (the "**Class B Common Stock**", and collectively with the Class A Common Stock, the "**Common Stock**").

B. Reclassification. Immediately upon this Amended and Restated Certificate of Incorporation ("**Amended Charter**") becoming effective (the "**Amendment Effective Time**") pursuant to the Delaware General Corporation Law (the "**DGCL**"), each share of common stock of the Company authorized immediately prior to the Amendment Effective Time (the "**Original Common Stock**") shall automatically be reclassified into one share of Class A Common Stock, without any further action by the holder of such share of Original Common Stock. Each certificate that, immediately prior to the Amendment Effective Time, represented shares of Original Common Stock (each, an "**Original Common Certificate**") shall from and after the Amendment Effective Time represent that number of shares of Class A Common Stock into which the shares of Original Common Stock represented by the Original Common Certificate shall have been reclassified.

C. Increase or Decrease. In addition to any vote of the holders of shares of one or more classes or series of capital stock of the Company that may be required by the terms of the Amended Charter, the number of authorized shares of any class or classes of capital stock of the Company may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of all of the then issued and outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

D. Rights, Privileges and Preferences. The powers, preferences, special rights, and restrictions granted to and imposed on the Class A Common Stock and Class B Common Stock are as set forth below in this Article IV.D.

1. **Identical Rights**. Shares of Class A Common Stock and Class B Common Stock shall have the same rights and privileges, rank equally, and be identical in all respects as to all matters, except (a) as otherwise expressly provided for herein, (b) as required by law, or (c) when the holders of a majority of the outstanding shares of each class, voting as separate classes, vote affirmatively in favor of different treatment of the classes.

2. **Voting**. Holders of shares of Class A Common Stock shall be entitled to one (1) vote per share of Class A Common Stock held thereby on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Except as otherwise required by the DGCL, shares of Class B Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company. There shall be no cumulative voting.

3. **Dividend Rights**. Dividends (other than those payable solely in Common Stock or any securities (other than shares of Common Stock) or rights convertible, exercisable, or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock) shall be paid to holders of Class A Common Stock and Class B Common Stock when legally available and as declared by the board of directors of the Company (the "**Board of Directors**"); such dividends shall be distributed on a *pari passu* basis to the holders of Common Stock, pro rata based on the number of shares of Common Stock held by each such stockholder. Notwithstanding the foregoing, if a distribution or dividend is paid in the form of Common Stock or rights to acquire Common Stock, then, in respect of such distribution or dividend, holders of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, and holders of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock.

4. **Subdivision or Combination**. If the Company in any manner subdivides or combines the outstanding shares of Class A Common Stock, the outstanding shares of Class B Common Stock will be subdivided or combined in the same manner. The Company shall not subdivide or combine the outstanding shares of Class B Common Stock unless a subdivision or combination is made in the same manner with respect to the shares of Class A Common Stock.

5. **Liquidation Rights**. In the event of a Liquidation Event, whether voluntary or involuntary, the assets of the Company available for distribution to stockholders shall be distributed on a *pari passu* basis among the holders of Common Stock, pro rata based on the number of shares of Common Stock held by each such stockholder. For the purposes

of this Amended Charter, "**Liquidation Event**" means a transaction in which the Company (a) sells, conveys, or otherwise disposes of all or substantially all of its assets, property, or business, (b) merges with or into or consolidates with any other entity (other than a wholly-owned subsidiary of the Company), or (c) effectuates a liquidation, dissolution, or winding up of the Company pursuant to the applicable provisions of Section 275 of the DGCL; provided, however, that none of the following will be considered a Liquidation Event: (i) a merger effected exclusively for the purpose of changing the Company's domicile, (ii) a bona fide equity financing in which the Company is the surviving corporation, or (iii) a transaction in which the stockholders of the Company immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VII

To the fullest extent permitted by the DGCL, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the amended DGCL.

The Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ("**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors.

The Company shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Amended Charter inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Except as provided in Article VII above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Amended Charter, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

EXHIBIT G TO FORM C

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Exciting Investment Opportunity: Join Best Food Trucks in Changing the Way the World Eats - Sent • jared@bestfoodtrucks.com

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Exciting Investment Opportunity: Join Best Food Trucks in Changing the Way the World Eats

JK **Jared Kapela <jared@bestfoodtrucks.com>**

Today at 10:00 AM

Bcc: donbrinberg@gmail.com; bberkeley6@gmail.com; cjanalysis@icloud.com; mlwilliger@gmail.com; martin@untoxicated.com; marcaeisenberg@gmail.com; +25 more

Dear Friends & Family:

I hope this message finds you well. I'm thrilled to share an exciting upcoming investment opportunity with you from Best Food Trucks (BFT), where I serve as a Co-Founder and CFO.

For the past few years, our team has been passionately dedicated to revolutionizing the mobile food vending industry. BFT's mission is to deliver scalable, data-driven marketing and sales solutions to food truck and food cart operators nationwide. Our innovative web and app-based technology empower these businesses to connect with customers effectively while streamlining their operations.

Headquartered in Los Angeles, with operations in Austin, Cleveland, New York City and Tampa, we have experienced tremendous growth and achieved profitability over the past 2.5 years. Now, we are gearing up to launch a Reg CF crowdfunding campaign on StartEngine. The capital we raise will fuel the expansion of our already profitable business model, enabling us to grow our marketing and sales teams and develop new, in-demand technology features.

Interested in joining us? You can sign up here to stay informed throughout our campaign. Early investors will enjoy exclusive perks, including bonus shares, based on their investment level.

If you have any questions or want more information, please feel free to reach out directly.

Kind regards,

Jared Kapela | Chief Financial Officer
Best Food Trucks Inc
4302 John Avenue
Cleveland, Ohio 44113
+1.617.412.6371
https://www.bestfoodtrucks.com | *@instagram*

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Investment opportunity in changing the way the world eats. Join Best Food Trucks • jared@bestfoodtrucks.com

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From: Jared Kapela (jared@bestfoodtrucks.com)

To: Cc Bcc

Subject: Investment opportunity in changing the way the world eats. Join Best Food Trucks Priority

Calibri 11

Dear Friends & Family:

I hope you're doing well. I'm excited to share our upcoming investment opportunity with you from Best Food Trucks (BFT), where I serve as a Co-Founder and CEO.

As you probably know, I've been working to expand the rights of mobile food vendors and provide the industry with much needed tools for the better part of 14 years. The company I co-founded and currently run, Best Food Trucks (BFT), has been successful in providing food trucks with much needed opportunities, tools and resources to be the best small businesses possible.
BFT's mission is to deliver scalable, data-driven marketing and sales solutions to food truck and food cart operator nationwide. Our innovative web and app-based technology empower these businesses to connect with customers effectively while streamlining their operations.

Headquartered in Los Angeles, with operations in Austin, Cleveland, New York City and Tampa, we have experienced tremendous growth and achieved profitability over the past 2.5 years. Now, we are gearing up to launch a Reg CF crowdfunding campaign on StartEngine. The capital we raise will fuel the expansion of our already profitable business model, enabling us to grow our marketing and sales teams and develop new, in-demand technology features.

Interested in joining us? You can sign up here to stay informed throughout our campaign. Early investors will enjoy exclusive perks, including bonus shares, based on their investment level.

If you have any questions or want more information, please feel free to reach out directly.

Matt

BFT

Matt Geller I CEO
Best Food Trucks Inc
https://www.bestfoodtrucks.com I
Book More Catering Events
@instagram

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

FW: BFT: Investment Opportunity in Changing the Way the World Eats - Join Best Food Trucks • jared@bestfoodtrucks.com

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From: Jared Kapela (jared@bestfoodtrucks.com)

To: Cc Bcc

Subject: FW: BFT: Investment Opportunity in Changing the Way the World Eats - Join Best Food Trucks Priority

Dear Friends & Family:

I hope everyone is doing well. I'm excited to share our upcoming investment opportunity with you from Best Food Trucks (BFT), where I serve as Co-Founder and COO.

As many of you know, I've been working in the food truck space for over 10 years. BFT isn't just a company, it's a passion project for myself and our team. We've been successful in providing food trucks around the country with much needed opportunities, tools and resources to be the best small businesses possible.

BFT's mission is to deliver scalable, data-driven marketing and sales solutions to food truck and food cart operators Nationwide. Our innovative web and app-based technology empower these businesses to connect with customers effectively while streamlining their operations.

Headquartered in Los Angeles, with operations in Austin, Cleveland, New York City and Tampa, we have experienced tremendous growth and achieved profitability over the past 2.5 years. Now, we are gearing up to launch a Reg CF crowdfunding campaign on StartEngine. The capital we raise will fuel the expansion of our already profitable business model, enabling us to grow our marketing and sales teams and develop new, in-demand technology features.

Interested in joining us? You can sign up here to stay informed throughout our campaign. Early investors will enjoy exclusive perks, including bonus shares, based on their investment level.

If you have any questions or want more information, please feel free to reach out directly.

BFT

Patrick Lennon | Chief Operations Officer
Best Food Trucks Inc
https://www.bestfoodtrucks.com | *@instagram*

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Join Us & Grow Your Business With BFT • jared@bestfoodtrucks.com

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From: Jared Kapela (jared@bestfoodtrucks.com)

To: Cc Bcc

Subject: Join Us & Grow Your Business With BFT Priority

Dear Chef:

I hope you're doing well. I'm excited to share an upcoming investment opportunity with you from Best Food Trucks (BFT), where I serve as a Co-Founder and CEO. As you may already know, I've spent the last 14 years passionately working to expand the rights of mobile food vendors and provide the industry with essential tools to support your growth. My journey took on a broader scope in 2014 when I founded the National Food Truck Association, aiming to change local regulations across the country that hindered your success as a small business owner.

In 2016, BFT emerged from that advocacy to equip you, our valued mobile vending partners, with the resources to discover profitable opportunities in our managed locations and the ever-expanding world of private catering gigs. Headquartered in Los Angeles, with operations in Austin, Cleveland, New York City and Tampa, we've experienced remarkable growth in the past 2.5 years. This growth includes an increase in vending opportunities, more trucks utilizing our platform, and the introduction of new features that you've come to value month after month.

Your success has played a pivotal role in our journey and achievements. We're all in this together. As a token of our gratitude, we're extending an exclusive invitation to a select group of our top vendors to become shareholders in BFT. We're excited to announce the upcoming launch of a Reg CF crowdfunding campaign on StartEngine. The capital we raise will be promptly invested in what matters most to you: providing more profitable vending opportunities through increased sales & marketing, while enhancing the features and functionality of our website and mobile App. Investing in BFT is like investing in yourself!

Interested in joining us? You can sign up *HERE* to stay informed throughout our campaign. Early investors will enjoy exclusive perks, including bonus shares, based on their investment level.

If you have any questions or want more information, please feel free to reach out to me directly.

Best,

Matt Geller

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Fwd: Another Investment Opportunity Coming Soon from Best Food Trucks - Inbox • jared@bestfoodtrucks.com

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Fwd: Another Investment Opportunity Coming Soon from Best Food Trucks

MG

Matt Geller <matt@bestfoodtrucks.com>

To: Jared Kapela

Today at 3:31 PM

Dear BFT Investors:

I hope this message finds you well. Thank you again for your previous investment in Best Food Trucks (BFT) through MicroVentures. I am thrilled to share with you that another investment opportunity will be made available on the StartEngine platform shortly if you want to own a bigger piece of our growing company. Since you first invested a few years ago, our team has been passionately dedicated to revolutionizing the mobile food vending industry. BFT's mission is to deliver scalable, data-driven marketing and sales solutions to food truck and food cart operators nationwide. Our innovative web and app-based technology empower these businesses to connect with customers effectively while streamlining their operations.

Headquartered in Los Angeles, with operations now in Austin, Cleveland, New York City and Tampa, we have experienced tremendous growth and achieved profitability over the past 2.5 years. Now, we are gearing up to launch a Reg CF crowdfunding campaign on StartEngine. The capital we raise will fuel the expansion of our already profitable business model, enabling us to grow our marketing and sales teams and develop new, in-demand technology features.

Interested in joining us again? You can sign up HERE to stay informed throughout our campaign. Early investors will enjoy exclusive perks, including bonus shares, based on their investment level.

If you have any questions or want more information, please feel free to reach out directly.

Best,

Matt Geller
CEO & Co-Founder

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Best Food Trucks